AMENDED AND RESTATED SUBADVISORY FEE WAIVER AGREEMENT

This SUBADVISORY FEE WAIVER AGREEMENT (the ‘‘Agreement”) is dated as of May 1, 2019, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and WELLINGTON MANAGEMENT. COMPANY LLP, a Delaware limited liability partnership (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Senior Floating Rate Fund, Inc. (the “Company”) are parties to that certain Investment Advisory and Management Agreement, dated November 9, 2001 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the AIG Senior Floating Rate Fund (the “Fund’’), the sole series of the Company; and

WHEREAS, the Adviser and the Subadviser are parties to that certain Subadvisory

Agreement dated October 6, 2009 (as amended from time to time, the “Subadvisory Agreement”), pursuant to which the Subadviser provides subadvisory services to the Fund; and

WHEREAS, the Adviser pays the Subadviser, as compensation for services provided to the Fund, a subadvisory fee at the annual rates set forth in the Subadvisory Agreement (the “Subadvisory Fee”); and

WHEREAS, the Board of Directors of the Company approved a Subadvisory Fee Waiver Agreement by and between the Adviser and the Subadviser and the Subadviser agreed to waive a portion of its Subadvisory Fee in the amount set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Subadviser shall waive its Subadvisory Fee under the Subadvisory Agreement with respect to the Fund so that the subadvisory fee payable by the Adviser to the Subadviser is equal to 0.14% of the Fund’s average daily net assets.

2.

This Agreement shall continue in effect through April 30, 2020, and from year to year thereafter provided such continuance is agreed to by the Subadviser and approved by a majority of the Directors of the Company who (i) are not “interested persons” of the Company or the Subadviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Subadvisory Agreement with respect to the Fund, this Agreement shall automatically terminate.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Peter A. Harbeck
Name:	Peter A. Harbeck
Title:	President

WELLINGTON MANAGEMENT COMPANY LLP

By:	/s/ Desmond Havlicek
Name:	Desmond Havlicek
Title:	Senior Managing Director